Exhibit 1.02 — Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD

RTI INTERNATIONAL METALS, INC.

Conflict Minerals Report

For the reporting period from January 1, 2013 to December 31, 2013

This Conflict Minerals Report (the “Report”) of RTI International Metals, Inc. (“RTI”) or (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten (the “3TGs”). The “Covered Countries” for purposes of Rule 13p-1 are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

As further described in this Report, the Company has determined that certain of its operations manufacture, or contract to manufacture, products containing 3TGs that are necessary to the functionality or production of such products.

Description of the Company’s Products Covered by this Report

This Report relates to products (i) for which 3TGs are necessary to the functionality or production of that product; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2013. These products, which are referred to in the remainder of this Report as the “Covered Products,” are our fabricated titanium and specialty metal components, with the exception of the products identified in the Form SD. However, despite the due diligence procedures described below, the facilities used to produce the 3TGs, the country of origin of the 3TGs and the mine or location of origin of the 3TGs for our Covered Products were not able to be determined.

Design of Due Diligence Framework

As described further below, we designed a Conflict Minerals Program to govern our due diligence efforts, which conforms to the guidance provided by the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, including the related supplements on gold, tin, tantalum and tungsten.

Due Diligence Process

We describe the steps undertaken for our reasonable country of origin inquiry (“RCOI”) this year in the Form SD to which this exhibit is attached. As discussed further below, we undertook due diligence efforts pursuant to a program (the “Conflict Minerals Program”) in an attempt to clarify the following with respect to the 3TGs in our Covered Products: (i) facilities used to produce them, (ii) their country of origin, (iii) the mine or location of origin; (iv) whether the 3TGs financed or benefited armed groups in those countries, and (v) whether the 3TGs came from recycled or scrap sources.

Below is an outline of the Company’s due diligence process:

Establish Strong Management Systems

•	We have adopted a policy relating to conflict minerals, which is publicly available on our website.

•	We have established a Conflict Minerals Steering Committee (the “Steering Committee”) of senior executives to oversee our Conflict Minerals Program.

•	Reporting to the Steering Committee is a Conflict Minerals Core Team (the “Core Team”) comprised of members from our procurement and legal departments, as well as outside consultants who designed and assisted with the implementation of the Conflict Minerals Program.

Identify and Assess Risks in Supply Chain

The Core Team developed a process to determine the source and chain of custody of 3TGs in our products, beginning with a process to identify products that are known or likely to have 3TGs and the associated suppliers of such products.

•	Primary product information from information technology sources was analyzed and subject matter experts at the business units were consulted to obtain information on the presence of 3TGs or the product composition of a part if it was unknown.

•	The Core Team then referred the data to the third party consultant’s center of excellence (“COE”) to scrub the data and distribute a survey based on the EICC-GeSI survey to those suppliers of products known or likely to have 3TGs or of unknown composition.

•	The COE reviewed and analyzed supplier responses and assessed whether the responses were complete, sufficient or contained any red flags.

•	If necessary, the COE then followed up with suppliers to obtain the missing or incomplete information. For a small sub-set of suppliers, the business unit was asked to supplement the COE’s follow-up efforts.

•	The COE provided regular reports to the Core Team.

Design and Implement Strategies to Respond to Identified Risks

  The Core Team reported its findings to the Steering Committee, outlining the information gathered and the actual and potential risks identified in the supply chain risk assessment.

Potential Audit of Suppliers/Smelters

Members of the Core Team from the Company participated in an aviation industry working group on conflict minerals that supported efforts to encourage mineral smelter and refinery facilities to participate in the Conflict-Free Sourcing Initiative founded by members of the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative.

File Conflict Minerals Report on Annual Basis

The Company has prepared this annual filling on our supply chain due diligence.

Due Diligence Results

Based on the results of the above-described due diligence efforts, we were unable to identify for the Covered Products the facilities used to produce the 3TGs, the country of origin of the 3TGs, or the mine or location of origin of the 3TGs.

Independent Audit Report

Not Applicable.

3